UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CAPNIA, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

SERIES B WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

14066L113

(CUSIP Number of Class of Securities)

Anish Bhatnagar

Chief Executive Officer

Capnia, Inc.

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

(650) 213-8444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Elton Satusky, Esq.

Eric Hsu, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$4,705,339.05	$546.76

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes that warrants to purchase an aggregate of 1,616,955 shares of common stock will participate in the Exchange Offer. The transaction value is calculated pursuant to Rule 0-11 using $3.50 per share of common stock, which represents the average of the high and low sales price of the common stock underlying the warrants on June 29, 2015.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,329.42	Filing Party: Capnia, Inc.
Form or Registration No.: Form S-4 (File No. 333-203162)	Date Filed: April 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an exchange offer by Capnia, Inc., a Delaware corporation (referred to herein as “the Company,” “we,” “us” or “our”) with respect to our outstanding Series B warrants to purchase shares of our common stock, pursuant to which Series B warrants will be (i) exercised for the shares of common stock underlying such Series B warrants, and (ii) correspondingly exchanged new Series C warrants (collectively, the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus (as it may be amended and/or supplemented from time to time, the “Prospectus”), which forms part of the Registration Statement on Form S-4/A filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 19, 2015 (as it may be amended and/or supplemented from time to time, the “Registration Statement”), and the related letter of transmittal, which are exhibits hereto, respectively. The consideration the Company is offering to holders of Series B warrants in the Exchange Offer is described in the Prospectus.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov or on our web site at www.capnia.com.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(5)(vii)	Press Release dated June 26, 2015*

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

CAPNIA, INC

By:	/s/ Anish Bhatnagar
Name:	Anish Bhatnagar
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4).

(a)(1)(ii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4).

(a)(1)(iii)	Form of Letter To Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4).

(a)(4)(i)	Prospectus, dated April 1, 2015 (incorporated by reference to the Company’s Registration Statement on Form S-4, initially filed on April 1, 2015).

(a)(4)(ii)	Prospectus Supplement dated May 19, 2015 (incorporated by reference to the Amendment No. 1 to the Registration Statement on Form S-4, initially filed on May 19, 2015).

(a)(4)(iii)	Prospectus Supplement dated June 23, 2015 (incorporated by reference to the Amendment No. 2 to the Registration Statement on Form S-4, initially filed on dated June 23, 2015).

(a)(4)(iv)	Prospectus dated June 25, 2015 (filed pursuant to Rule 424(b)(3) on June 25, 2015 and incorporated herein by reference).

(a)(5)(i)	Company’s Current Report on Form 10-K dated March 13, 2015 filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (and incorporated herein by reference).

(a)(5)(ii)	Press Release, dated March 5, 2015 (incorporated by reference to the Company’s Current Report on Form 8-K dated March 5, 2015 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iii)	Form of Series C Warrant Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated March 6, 2015 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iv)	Form of Series C Warrant Certificate (incorporated by reference to the Registration Statement on Form S-4, initially filed on April 1, 2015).

(a)(5)(v)	Form of Warrant Exercise Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated March 6, 2015 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(vi)	Advisory Agreement by and between Capnia, Inc. and Maxim Group LLC, dated March 4, 2015 (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4, initially filed on April 1, 2015).

(a)(5)(vii)	Press Release dated June 26, 2015*

(b)	None.

(c)	None.

(d)(1)(i)	Form of Warrant to Purchase Shares issued in February 2010 and March 2010 in connection with the Registrant’s 2010 convertible note financing (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)1)(ii)	Form of Warrant to Purchase Shares issued in November 2010 in connection with the Registrant’s 2010 convertible note financing (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(iii)	Form of Warrant to Purchase Shares issued in January 2012 in connection with the Registrant’s 2012 convertible note financing (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(iv)	Form of Warrant to Purchase Shares issued in July 2012 and August 2012 in connection with the Registrant’s 2012 convertible note financing (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

Exhibit No.	Description

(d)(1)(v)	Form of Warrant to Purchase Shares issued in April, August and October 2014 in connection with the Registrant’s 2014 convertible note financing (incorporated by reference to Exhibit 4.15 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(vi)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(vii)	1999 Incentive Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(viii)	2010 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(ix)	2014 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(x)	2014 Employee Stock Purchase Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xi)	Offer Letter, dated June 22, 2007, by and between the Company and Ernest Mario, Ph.D. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xii)	Employment Agreement, dated April 6, 2010, by and between the Company and Anish Bhatnagar (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xiii)	Offer Letter, dated May 29, 2013, between the Company and Anthony Wondka (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xiv)	Offer Letter, dated June 24, 2014, between the Company and David D. O’Toole (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xv)	Loan Agreement, dated September 29, 2014, by and between the Company and the investors named therein (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(vi)	Employment Agreement, dated March 30, 2015, by and between the Company and Edward Ebbers (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on April 14, 2015).

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.